UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company (Issuer))

SKYWORKS SOLUTIONS, INC.

POWERCO ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00752J108

(CUSIP Number of Class of Securities)

Mark V. B. Tremallo

Vice President, General Counsel and Secretary

Skyworks Solutions, Inc.

20 Sylvan Road

Woburn, Massachusetts 01801

(949) 231-4700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Rod J. Howard, Esq.

Wilmer Cutler Pickering Hale and Dorr, LLP

950 Page Mill Road

Palo Alto, California 94304

650-858-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$308,567,366.00	$35,362.00

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $5.80 per share by the number of shares of common stock, par value $0.001 per share (“Shares”), of Advanced Analogic Technologies Incorporated (“AATI”) outstanding on a fully diluted basis as of December 5, 2011, consisting of (a) 44,301,895 Shares issued and outstanding, (b) 6,747,913 Shares subject to issuance upon exercise of outstanding options and (c) 2,151,462 Shares subject to outstanding restricted stock units.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2012 issued by the Securities and Exchange Commission. Such fee equals 0.011460% of the transaction value.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,785.83	Filing Party:	Skyworks Solutions, Inc.
Form or Registration No.:	333-174953	Date Filed:	September 9, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), and PowerCo Acquisition Corp, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks. This Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Advanced Analogic Technologies Incorporated, a Delaware corporation ( “AATI”), at a price per share of $5.80, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 9 and item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 26, 2011, among Skyworks, Offeror and AATI and Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 30, 2011 (as so amended, the “Merger Agreement”), are attached as Exhibits (d)(1) and (d)(2), respectively, to this Schedule TO and are incorporated in this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Advanced Analogic Technologies Incorporated, a Delaware corporation. Its principal executive office is located at 3230 Scott Boulevard, Santa Clara, California 95054 and its telephone number is (408) 737-4600.

(b) This Schedule TO relates to the Offer by the Offeror to purchase all issued and outstanding Shares for $5.80 per share, net to the seller in cash, without interest and subject to any required withholdings of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. According to AATI, as of December 5, 2011, there were approximately 44,301,895 Shares issued and outstanding, 6,747,913 Shares subject to issuance upon exercise of outstanding options and 2,151,462 Shares subject to issuance upon the vesting and settlement of outstanding restricted stock units.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in “Price Range of the Shares; Dividends” in the Offer to Purchase and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Information Concerning Skyworks and Offeror” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (x), (xii) The information set forth in the introduction to the Offer to Purchase (the “Introduction”) and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix), (xi) Not applicable.

(a)(2)(i)-(v) and (vii) The information set forth in the sections of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “Background of the Offer; Past Contacts or Negotiations with AATI” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; “Going Private” Transactions; Plans for AATI” is incorporated in this Schedule TO by reference.

(a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Skyworks and Offeror,” “Background of the Offer; Past Contacts or Negotiations with AATI” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; “Going Private” Transactions; Plans for AATI” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with AATI,” “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; “Going Private” Transactions; Plans for AATI,” “Dividends and Distributions” and “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Information Concerning Skyworks and Offeror,” “Background of the Offer; Past Contacts or Negotiations with AATI,” “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; “Going Private” Transactions; Plans for AATI” and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Introduction and in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Information Concerning Skyworks and Offeror,” “Background of the Offer; Past Contacts or Negotiations with AATI” and “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; “Going Private” Transactions; Plans for AATI” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer and the Merger; The Merger Agreement; Statutory Requirements; Appraisal Rights; Stockholder Agreement; “Going Private” Transactions; Plans for AATI,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(b) The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 9, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from MacKenzie Partners, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(5)(A)	Joint Press Release Issued by Skyworks and AATI, dated November 30, 2011, announcing the execution of Amendment No. 1 to the Agreement and Plan of Merger among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Skyworks on November 30, 2011).

(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal on December 9, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Skyworks on December 5, 2011).

(d)(2)	Amendment No. 1, dated November 30, 2011, to Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Skyworks on December 5, 2011).

(d)(3)	Stockholder Agreement, dated as of May 26, 2011, by and among Skyworks, Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramaniam, Jun-Wei Chen, Ashok Chandran, Kevin D’Angelo

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2011

SKYWORKS SOLUTIONS, INC.

By:	/S/ DAVID J. ALDRICH
Name: David J. Aldrich
Title: President and Chief Executive Officer

POWERCO ACQUISITION CORP.

By:	/S/ MARK V.B. TREMALLO
Name: Mark V.B. Tremallo
Title: Vice President

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated December 9, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter from MacKenzie Partners, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(5)(A)	Joint Press Release Issued by Skyworks and AATI, dated November 30, 2011, announcing the execution of Amendment No. 1 to the Agreement and Plan of Merger among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Skyworks on November 30, 2011).

(a)(5)(B)	Form of Summary Advertisement Published in the Wall Street Journal on December 9, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Skyworks on December 5, 2011).

(d)(2)	Amendment No. 1, dated November 30, 2011, to Agreement and Plan of Merger, dated as of May 26, 2011, by and among Skyworks, Offeror and AATI (incorporated in this Schedule TO by reference to the Current Report on Form 8-K filed by Skyworks on December 5, 2011).

(d)(3)	Stockholder Agreement, dated as of May 26, 2011, by and among Skyworks, Richard K. Williams, Samuel J. Anderson, Jason L. Carlson, Jaff Lin, Thomas P. Redfern, Chandramohan Subramaniam, Jun-Wei Chen, Ashok Chandran, Kevin D’Angelo